                                                               File No. 70-9803

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

               AMENDMENT NO. 2 TO FORM U-1 APPLICATION-DECLARATION

                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name of company filing this statement
                   and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                      Wendy L. Aumiller/Assistant Treasurer
                                  Cinergy Corp.
                             139 E. 4th Str., 24AT2
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)

                        Please direct communications to:

                        George Dwight II/ Senior Counsel
                                  Cinergy Corp.
                             (mailing address above)
                                513-287-2643 (ph)
                                513-287-3810 (f)
                               gdwight@cinergy.com

William C. Weeden                                    William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom                    Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                           40 West 57th Street
Washington, D.C.  20005                              New York, New York  10019
202-371-7877 (ph)                                    212-603-2106 (ph)
202-371-7012 (f)                                     212-603-2001 (f)
wweeden@skadden.com                                  wbaker@thelenreid.com
                                                     ---------------------

The  application-declaration  in this proceeding as previously amended is hereby further amended and restated in its entirety as follows:

Item 1.  Description of Proposed Transactions

         A.       Introduction

         Cinergy  Corp.  ("Cinergy"),  a  Delaware  corporation  and  registered holding company under the Public Utility Holding Company Act of 1935, as amended
(the  "Act"),  requests  authority  (1)  to  engage  in  certain  energy-related businesses  both  within and  outside  the  United  States and (2) to adjust the
Equity Securities (as hereinafter  defined) of its  subsidiaries,  in both cases without further Commission authorization, as more specifically described below.

         Pending completion of the record,  Cinergy requests that the Commission reserve jurisdiction over the Nonutility  Subsidiaries  (defined below) engaging in the business of energy commodity  marketing and brokering  outside the United
States and Canada. Also pending completion of the record,  Cinergy requests that the Commission  reserve  jurisdiction over Cinergy's proposal to invest up to $1 billion  over a ten-year  period in  nonutility  energy-related  assets  located anywhere  in the world that are  incidental  to and used to support  such energy
marketing  and  brokering  businesses.   Finally,   Cinergy  requests  that  the
Commission  reserve   jurisdiction  over  any  proposed  adjustments  to  Equity
Securities of subsidiaries that are not wholly-owned by Cinergy.

         The  authority now requested is  consistent  with  authority  routinely granted to many other registered holding companies in the past two years, and is intended to place  Cinergy on a level  playing  field under the Act  relative to these matters.

         Cinergy  will not seek  recovery  through  higher  rates to its utility subsidiaries'  customers for any losses  Cinergy may sustain,  or any inadequate returns it may realize, in respect of the proposed transactions.

         B.       Background -- Cinergy & Subsidiaries; Commission Orders

         Cinergy  registered under the Act in 1994 (see HCAR No. 26146,  October
21,  1994).  At and for the nine months ended  September  30, 2000,  Cinergy had consolidated  assets of approximately  $10.953 billion and operating revenues of approximately  $5.652 billion.  Enclosed herewith is an organizational chart for
Cinergy's holding company system at September 30, 2000.

         Cinergy  has  two  direct,   wholly-owned  utility  subsidiaries,   The
Cincinnati Gas & Electric  Company,  an Ohio electric and gas utility  ("CG&E"), and PSI Energy,  Inc., an Indiana  electric  utility  ("PSI").  CG&E in turn has three utility subsidiaries,  The Union Light, Heat and Power Company, a Kentucky
electric and gas utility  ("ULH&P"),  Lawrenceburg  Gas Company,  an Indiana gas
utility  ("Lawrenceburg"),  and Miami Power Corporation  ("Miami"),  an electric utility (solely by virtue of its ownership of certain transmission assets).1

         CG&E and its utility  subsidiaries  provide retail  electric and/or gas service in the  southwestern  portion of Ohio and adjacent areas in Kentucky and
Indiana.  The area served  with  electricity,  gas or both covers  approximately
3,200  square  miles  and  has an  estimated  population  of two  million.  CG&E
produces,  transmits,   distributes  and  sells  electricity  and  sells  and/or
transports natural gas in the southwestern portion of Ohio, serving an estimated population of 1.6 million people in 10 of the state's 88 counties  including the cities of Cincinnati and  Middletown.  ULH&P  transmits,  distributes  and sells electricity and sells and transports natural gas in northern  Kentucky,  serving an estimated population of 328,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and  Covington.2 At and for the
nine  months  ended  September  30,  2000,  CG&E  had  consolidated   assets  of
approximately  $5.332  billion and operating  revenues of  approximately  $2.263 billion.

         PSI produces,  transmits,  distributes  and sells  electricity in north central,  central and southern Indiana,  serving an estimated  population of 2.2 million people located in 69 of the state's 92 counties  including the cities of
Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. At and for
the nine  months  ended  September  30,  2000,  PSI had  consolidated  assets of approximately  $4.203  billion and operating  revenues of  approximately  $1.958 billion.

         Cinergy  has  numerous   nonutility   subsidiaries,   including  exempt
wholesale  generators  as defined in  section  32 of the Act  ("EWGs"),  foreign utility  companies  as  defined  in  section  33 of the  Act  ("FUCOs"),  exempt
telecommunications   companies   as   defined   in   section   34  of  the  Act,
"energy-related  companies"  as  defined  in rule 58 under  the Act,  and  other nonutility  subsidiaries  whose  securities  Cinergy  has  acquired  pursuant to express  Commission  authorization  (see,  e.g., HCAR Nos.  26662,  Feb. 7, 1997
("1997 Order") & 26984, March 1, 1999).

         As used in this application,  "Utility  Subsidiaries"  refers to all of
Cinergy's  utility  subsidiaries  at the date hereof,  together with any and all utility  subsidiaries that Cinergy acquires in the future pursuant to Commission authorization;  "Nonutility  Subsidiaries" refers to all of Cinergy's nonutility
subsidiaries  at  the  date  hereof,   together  with  any  and  all  nonutility
subsidiaries  that  Cinergy  acquires  in  the  future  pursuant  to  Commission authorization or as otherwise permitted under the Act; and "Subsidiaries" refers collectively to Utility Subsidiaries and Nonutility Subsidiaries.

         The 1997  Order,  which was issued  just prior to  adoption of rule 58, permitted Cinergy to establish a nonutility subsidiary,  Cinergy Solutions, Inc.
("Cinergy  Solutions"),  that would engage in certain nonutility  energy-related businesses,  directly or indirectly through  subsidiaries,  in the United States and, with respect to certain  categories of those  authorized  activities,  both within  and  anywhere  outside  of the  United  States.  More  specifically,  as pertinent to this application,  the Commission  authorized  Cinergy Solutions to market  to  non-affiliates  "Energy  Management  Services"3  and  energy-related
"Consulting  Services"4  both within and anywhere  outside of the United States.
The 1997  Order  limited  Cinergy to  marketing  the  authorized  energy-related activities,  including the Energy Management  Services and Consulting  Services,
through Cinergy  Solutions and subsidiaries  thereof.  (As used herein,  "Energy
Management Services" and "Consulting Services" have the meanings assigned in the
1997 Order.)

         Since the 1997 Order, the Commission  adopted rule 58, and by order has permitted  numerous other  registered  holding  company  systems (1) not only to
market  energy  management  services  and  consulting  services   (substantially
identical to the Energy Management Services and Consulting Services) outside the
United States anywhere in the world,  (2) but also to engage in energy commodity marketing and brokering outside the United States, limited to Canada.  Moreover, these  orders  generally  afford the  registered  holding  company  systems  the flexibility  to engage in these  businesses  not merely by means of a particular existing  or  proposed  nonutility  subsidiary,  but rather  through any and all existing or future nonutility  subsidiaries,  as the registered  holding company deems necessary or appropriate.5 In connection with the authority granted in the foregoing  orders to engage in the  energy  commodity  brokering  and  marketing business,  the Commission in certain of those orders has expressly permitted the registered  holding  companies  to  invest  up  to a  specified  limit,  over  a multi-year  period,  in nonutility  energy-related  assets (or companies holding those  assets)  incidental  to the  energy  commodity  marketing  business.6  In addition,  since the 1997 Order, the Commission has afforded numerous registered holding  companies the  flexibility to adjust the capital stock of  wholly-owned subsidiaries,  on a  blanket  basis  without  the  need for  further  Commission authorization.7

         C.       Requested Authority

     1. Energy Management Services & Consulting Services

         Cinergy now requests authority for Nonutility Subsidiaries to engage in the business of marketing  Energy  Management  Services and Consulting  Services
anywhere in the world,  without the need for further  Commission  authorization.
(This  authority  would  supplement,  not supersede,  the authority with respect thereto granted in the 1997 Order.)

     2.  Energy   Commodity   Brokering   &   Marketing;   Investment   Cap  for
Energy-Related Assets

         Cinergy  further  requests  authority for  Nonutility  Subsidiaries  to engage in the business of brokering and marketing energy commodities  (including but not  limited  to  electricity,  natural  gas and  other  combustible  fuels)
anywhere in the world,  without the need for further  Commission  authorization.
The  foregoing  notwithstanding,  pending  completion  of  the  record,  Cinergy requests the Commission to reserve  jurisdiction over any Nonutility  Subsidiary engaging in such business outside of the United States and Canada.

         In  addition,   Cinergy,   on  behalf  of  itself  and  the  Nonutility
Subsidiaries,  requests  authority to invest up to  $1,000,000,000  from time to time over a ten-year  period  ("Investment  Cap") in  energy-related  nonutility assets  and the  equity  securities  of  companies  substantially  all of  whose physical assets  comprise such assets  (collectively,  "Energy-Related  Assets")
located  anywhere  in the  world  that are  incidental  to and  would be used to
support  the  energy   commodity   marketing   businesses   of  the   Nonutility
Subsidiaries,  including, without limitation, natural gas production, gathering, processing,  storage and  transportation  facilities and  equipment,  liquid oil
reserves  and  storage  facilities,   and  associated  assets,   facilities  and
equipment.  Energy-Related  Assets  exclude any assets,  facilities or equipment that would  cause the owner or operator  thereof to be deemed a "public  utility company" under the Act. Likewise,  Energy-Related  Assets exclude investments in or the assets held by exempt wholesale generators and foreign utility companies, for which Cinergy has separate investment authority.8

         Where Cinergy or Nonutility  Subsidiaries acquire Energy-Related Assets from third parties,  the consideration  therefor would consist of cash or common stock of Cinergy or other  forms of  consideration  mutually  acceptable  to the parties.  If the  consideration  consists in whole or in part of Cinergy  common stock,  the market value thereof as  determined  by reference to the  applicable provisions in the transaction  agreements will be counted against the Investment
Cap.  The  principal  or  stated  amount  of  any  other   securities   used  as
consideration will also be applied against the Investment Limitation.

         The  foregoing  notwithstanding,  pending  completion  of  the  record,
Cinergy  requests  the  Commission  to reserve  jurisdiction  over the  proposed acquisition of Energy-Related Assets pursuant to the Investment Cap.

     3. Adjustments to Equity Securities of Subsidiaries

         A variety of circumstances  may arise in which Cinergy deems it prudent or otherwise desirable, for tax efficiency or other reasons, to make adjustments to the capital stock, common stock, preferred stock or limited liability company membership interests  (collectively,  "Equity Securities") of Subsidiaries.  For example,  a proposed  sale of capital  stock  could  exceed the then  authorized capital stock of a Subsidiary. It may become desirable to convert a Subsidiary's par value capital stock to no par value stock.  Likewise,  Cinergy may determine to convert the form of a Subsidiary,  from a corporation to a limited  liability company or other  authorized  form of legal entity,  or vice versa.  Cinergy may determine to have a Subsidiary effect a reverse stock split, to reduce franchise taxes or for other reasons.  And Cinergy may determine to increase or reduce the total number of shares of capital  securities  it holds in a  Subsidiary,  while maintaining its percentage ownership therein.9

         To accommodate these and similar adjustments to capitalization intended to enhance Cinergy's business flexibility and efficiency, Cinergy therefore also requests authority,  on behalf of itself and any such Subsidiary,  to change the terms of, or otherwise adjust, any Subsidiary's  authorized Equity Securities as
Cinergy deems appropriate or necessary,  without the need for further Commission authorization. The foregoing notwithstanding,  (1) any such action in respect of any  Subsidiary  would  comply  with any  requirements,  if any,  applicable  by
Commission  order  or  otherwise  under  the Act in  respect  of the  terms  and conditions of any such Equity Securities,  and (2) any such action in respect of a Utility  Subsidiary  would be  subject  to,  and would  only be taken upon the receipt of, any  necessary  approvals  by the state  commission  in the state or states where the Utility  Subsidiary is organized and doing  business.  Further,
Cinergy requests that the Commission  reserve  jurisdiction over any such action in the case of any Subsidiary that is not a wholly-owned  Subsidiary of Cinergy, pending completion of the record.

Item 2.  Fees, Commissions and Expenses

         Cinergy  estimates  total  fees and  expenses  in  connection  with the proposed  transactions of not more than $20,000,  consisting  chiefly of outside counsel fees and expenses.

Item 3.  Applicable Statutory Provisions

         Sections  6(a),  7,  9(a),  10 and 12(c) of the Act and rules 42 and 54 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides  that in  determining  whether to approve the issue or sale of a security by a registered  holding  company for purposes other than the acquisition  of an EWG or a FUCO,  or  other  transactions  by  such  registered holding  company or its  subsidiaries  other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the  capitalization  or earnings of any subsidiary which is an EWG or a FUCO upon the registered  holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Cinergy  currently  does not meet the  conditions of Rule 53(a).  As of
December  31,  2000,  Cinergy's  "aggregate  investment,"  as  defined  in  Rule
53(a)(1),  in EWGs and FUCOs was approximately  $1,371.2 million. This amount is
equal  to  approximately  119%  of  Cinergy's  average  "consolidated   retained
earnings,"  also as  defined  in Rule  53(a)(1),  for the  four  quarters  ended
December 31, 2000,  of  approximately  $1,151.2  million,  which exceeds the 50%
"safe harbor" limitation contained in the rule.

         By order dated  March 23, 1998 (HCAR No.  26848)  ("1998  Order"),  the
Commission  authorized Cinergy to increase its aggregate  investment in EWGs and
FUCOs to an amount equal to 100% of  Cinergy's  average  "consolidated  retained earnings"  ("100%  Cap").  By order  dated June 23, 2000 (HCAR No.  27190),  the
Commission granted Cinergy additional  authorization to invest in EWGs and FUCOs beyond that granted in the 1998 Order, specifically,  $1,000,000,000 in addition to  Cinergy's  aggregate  investment  at the date of such  order  (approximately
$731,000,000)  ("$1.73 Billion Cap").  Therefore,  although Cinergy's  aggregate investment at December 31, 2000,  exceeds both the 50% "safe harbor"  limitation and the 100% Cap,  this  investment  level is permitted  under the $1.73 Billion
Cap.

         With  respect to  capitalization,  there has been no  material  adverse
impact  on  Cinergy's  consolidated   capitalization  resulting  from  Cinergy's
investments in EWGs and FUCOs.  As of September 30, 1997, the most recent period for which  financial  statement  information  was  evaluated  in the 1998 Order,
Cinergy's consolidated  capitalization consisted of 44.1% equity and 55.9% debt.
As of December  31, 2000,  Cinergy's  consolidated  capitalization  consisted of
41.3%  equity and 58.7% debt.  These  ratios are within  acceptable  ranges,  as further  reflected  by the fact  that at  December  31,  2000  Cinergy's  senior unsecured debt was rated  "investment  grade" by all the major rating  agencies.
The  proposed  transactions  will  have  no  impact  on  Cinergy's  consolidated capitalization.

         With  respect to earnings,  Cinergy's  interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings.  Although Cinergy's  consolidated earnings for the year ended December
31,  1997 were  negatively  affected  by  Cinergy's  50%  ownership  interest in
Midlands  Electricity plc  ("Midlands"),  a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time,  non-recurring windfall tax.
Significantly,  this tax did not affect  earnings from ongoing  operations,  and therefore would not have any negative  impact on earnings in future periods.  In
July  1999,  Cinergy  sold  all  of  its  ownership  in  Midlands,  realizing  a substantial profit.
         Cinergy satisfies all of the other conditions of paragraphs (a) and (b)
of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity  with, and otherwise  adheres to, the requirements  thereof.  With reference  to Rule  53(a)(3),  no more  than 2% of the  employees  of  Cinergy's domestic public utility companies render services,  at any one time, directly or indirectly,  to EWGs or FUCOs in which Cinergy  directly or indirectly  holds an interest.  With reference to Rule 53(a)(4),  Cinergy will concurrently provide a copy of this  application  to each  regulator  referred  to  therein,  and  will otherwise  comply with the  requirements  thereof  concerning  the furnishing of information.  With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.  Finally, Rule 53(c)
by its terms is inapplicable since the proposed  transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         The proposed  transactions  are not subject to the  jurisdiction of any state or federal  commission  other than this  Commission,  except  possibly  in respect of applicable state  commissions in the case of proposed  adjustments to
Equity  Securities  of  Utility  Subsidiaries,  depending  on the  terms  of the proposed adjustment.

Item 5.  Procedure

         Cinergy  requests  that  the  Commission  issue  an  order  as  soon as practicable after the expiration of the applicable public notice period granting and permitting this Application-Declaration to become effective.

         Cinergy  waives a  recommended  decision by a hearing  officer or other responsible  officer of the Commission;  consents that the Staff of the Division of  Investment  Management  may assist in the  preparation  of the  Commission's order;  and requests that there be no waiting period between the issuance of the
Commission's order and its effectiveness.

         Cinergy hereby  undertakes to include in its quarterly  reports on Form
U-9C-3 a description  of all  energy-related  activities  conducted  outside the
United States pursuant to the authorization requested in this application.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

     A-1  Certificate  of  incorporation  of Cinergy (filed as an exhibit to and hereby incorporated by reference from Cinergy's 1993 Form 10-K)

     A-2 By-laws of Cinergy as amended on April 27, 2000 (filed as an exhibit to and hereby incorporated by reference from Cinergy's March 31, 2000 Form 10-Q)

     B Not applicable

     C Not applicable

     D Not applicable

     E Not applicable

     F-1 Preliminary opinion of counsel (previously filed)

     G-1 Revised form of Federal Register notice

     H Organizational chart as of September 30, 2000 (previously filed)

(b)      Financial Statements

     FS-1 Cinergy Corp.  consolidated  financial  statements dated September 30,
2000 (incorporated by reference from Cinergy's  September 30 Quarterly Report on
Form 10-Q in File No. 1-11377)

     FS-2  Cinergy  Corp.   financial   statements   dated  September  30,  2000
(previously filed)

     NOTE:  Since the  proposed  transactions  will have no impact on  Cinergy's stand-alone or consolidated capitalization,  the above financial statements have been prepared solely per books.

Item 7.  Information as to Environmental Effects

         (a) The  Commission's  action in this  matter will not  constitute  any
major  federal  action   significantly   affecting  the  quality  of  the  human
environment.

         (b)  No  other   federal   agency  has  prepared  or  is  preparing  an
environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the  requirements of the Public Utility Holding Company Act of 1935,  the  undersigned  company has duly caused this  amended Form U-1 to be signed on its behalf by the officer indicated below.

         Dated:  May 2, 2001

                                                 Cinergy Corp.

                                            By: /s/ Wendy L. Aumiller
                                                  Assistant Treasurer

     1 A fourth  utility  subsidiary of CG&E, The West Harrison Gas and Electric
Company,  an Indiana  electric  utility,  was  acquired  by and merged into PSI, effective  January 2, 2001,  in a  transaction  approved by the Indiana  Utility
Regulatory Commission and exempt from Commission  jurisdiction pursuant to rules
43 and 44 and section 9(b)(1).

     2 Lawrenceburg  sells and transports  natural gas to  approximately  20,000 people in a 60 square-mile  area in  southeastern  Indiana.  Miami owns a 138 kV transmission  line running from the Miami Fort Power  Station in Ohio to a point near Madison, Indiana.

     3 The 1997 Order defined Energy  Management  Services as  comprising--  (1)
identification (through energy audits or otherwise) of energy and other resource
(water,  labor,  maintenance,  materials,  etc.) cost  reduction  or  efficiency opportunities;  (2) design of facility and process modifications or enhancements to realize  such  opportunities;  (3)  management,  or direct  construction  and installation,  of energy conservation or efficiency  equipment;  (4) training of client  personnel  in the  operation of  equipment;  (5)  maintenance  of energy systems;  (6) design,  management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning (`HVAC'), electrical and power systems,  motors, pumps, lighting, water and plumbing systems, and related structures,  to  realize  energy  and  other  resource  efficiency  goals  or to otherwise  meet a  customer's  energy-related  needs;  (7) system  commissioning
(i.e.,  monitoring the operation of an installed  system to ensure that it meets design  specifications);  (8) reporting of system results;  (9) design of energy conservation programs; (10) implementation of energy conservation programs; (11)
provision of conditioned  power services  (i.e.,  services  designed to prevent, control or  mitigate  adverse  effects  of power  disturbances  on a  customer's electrical system to ensure the level of power quality required by the customer, particularly  with respect to sensitive  electronic  equipment);  and (12) other similar or related activities.

     4  Consulting  Services  were  defined  in the 1997  Order as  comprising--
technical and consulting services involving technology assessments, power factor
correction   and   harmonics   mitigation    analysis,    commercialization   of
electro-technologies,  meter  reading and repair,  rate  schedule  analysis  and design, environmental services, engineering services, billing services including conjunctive  billing,  summary billing for customers with multiple locations and bill auditing,  risk management services,  communications  systems,  information
systems/data   processing,   system  planning,   strategic  planning,   finance,
feasibility studies, and other similar or related services.

     5 See  Progress  Energy,  Inc.,  et al.,  HCAR No.  27297,  Dec.  12,  2000
("Progress  Energy");  NiSource,  Inc.,  et al.,  HCAR No.  27265,  Nov. 1, 2000
("NiSource");  Energy East Corp., et al., HCAR No. 27228, Sep. 12, 2000 ("Energy
East");  Interstate  Energy  Corporation,  et al., HCAR No. 27069, Aug. 26, 1999
("Interstate");  American  Electric Power Co., et al., HCAR No. 27062,  Aug. 19,
1999;  Ameren  Corporation,  et al.,  HCAR No.  27053,  July 23, 1999;  Southern
Energy, Inc., HCAR No. 27020, May 13, 1999.

     6 See Entergy Corp., HCAR No. 27333, Jan. 5, 2001 (authority to invest $1.2 billion);  American  Electric Power Company,  Inc., et al., HCAR No. 27313, Dec.
21, 2000 (authority to invest $2 billion);  Progress Energy, supra (authority to invest $500  million);  Energy East,  supra  (authority to invest $500 million);
Interstate,  supra (authority to invest $125 million); SEI Holdings,  Inc., HCAR
No. 26581, Sep. 26, 1996 (authority to invest $300 million).

     7 See, e.g., Progress Energy,  supra;  Scottish Power plc, et al., HCAR No.
27290, Dec. 6, 2000; PowerGen plc, et al., HCAR No. 27291, Dec. 6, 2000; KeySpan
Corporation,  et al., HCAR No. 27272, Nov. 8, 2000; Exelon Corporation,  et al.,
HCAR No. 27266, Nov. 2, 2000; NiSource,  supra; Energy East, supra; The National
Grid Group plc, HCAR No. 27154, March 15, 2000; SCANA Corporation,  et al., HCAR
No. 27135, Feb. 14, 2000.

     8 See HCAR No. 27190, June 23, 2000.

     9  For   example,   Cinergy   holds  all  the   outstanding   common  stock
(approximately 90 million shares) of CG&E.  Pursuant to the authority  requested herein, Cinergy could increase or reduce the specific number of shares of CG&E's common stock that it holds, while maintaining CG&E as a wholly-owned subsidiary.